United States securities and exchange commission logo





                               November 10, 2022

       Leo Lu
       Chief Executive Officer
       Bitfufu Inc.
       111 North Bridge Road, #15-01
       Peninsula Plaza, Singapore 179098

                                                        Re: Bitfufu Inc.
                                                            Amendment No. 5 to
Draft Registration Statement on Form F-4
                                                            Submitted September
28, 2022
                                                            CIK No. 0001921158

       Dear Leo Lu:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       September 13, 2022 letter.

       Amendment No. 5 to DRS on Form F-4 submitted September 28, 2022

       Management's Discussion and Analysis of Financial Condition and Results of Operations, page
       126

   1. Expand and clarify your disclosure to clearly explain the nature of your business. In this regard, it does not
clearly appear from your disclosure that you are a reseller of services.
                                                        Specifically, as
mentioned in your response to prior comment 7, you rent computer power from suppliers. In
addition, as noted in your response to prior comment 10, you do not own any hosting
facilities, but rather, arrange the hosting services via a third-party hosting facility. Further, as
noted on your balance sheet, you do not own mining equipment. Given these factors, it does
not appear that you sell your own products or services, but rather
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FirstName
Bitfufu Inc.LastNameLeo Lu
Comapany 10,
November    NameBitfufu
                2022     Inc.
November
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         resell other entities products and/or services. Your business model should be clearly described as it applies to each of your revenue streams.
Key Components of Results of Operations, page 128

2. Please consider revising to separately present each of the components that comprise Miners Related Services revenues and cost of revenues. For example, separately presenting the sourcing services revenues and cost might be relevant to an investors' understanding of your business as this service is performed as an agent and margins contribution will be different than that of the other components included in this line item.
Consolidated Statements of Cash Flow, page F-39

3. In order to further evaluate your response to prior comment 3, please clarify whether the proceeds from the sale of crypto assets in exchange for fiat currency is being presented in your Statements of Cash Flows as an operating or investing activity. Please provide an analysis with citations to accounting literature that supports your presentation.
4. Please revise your table included in Note 3 - Digital Assets of the Group as it still includes the purchase of digital assets as an operating activity in the reconciliation between net income and the movement of digital assets of the Group as presented in the Statement of
         Cash Flows.
Note 2 - Summary of Significant Accounting Policies, page F-41

5. Disclose the nature of your relationship with Bitmain. See ASC 850-10-50. For example, we note the following disclosures in your filing:
             On page 100, you identify a strategic relationship with Bitmain. Bitmain is one of three investors in the PIPE subscription agreement as disclosed on
              page 101.
             As disclosed on page 102, you are the only cloud-mining strategic partner of Bitmain to date, you are an S-client of Bitmain and you entered into a 10-year mining hosting agreement with Bitmain.
             You disclose on page 102 that you are highly dependent on a small number of mining equipment suppliers including Bitmain. Further, on page 112 you disclose that you are able to secure a stable supply of advanced Antminer S19 miners from your strategic collaboration with Bitmain. Please clarify if your $79.6 million prepayment to suppliers is to Bitmain. If true, disclose this supplier concentration. Refer to ASC
              275-10-50-18.a.
         Provide us with your analysis as to whether Bitmain and its affiliates should be disclosed as a related party. Refer to ASC 850. If you conclude Bitmain is a related party, separately disclose transaction amounts with Bitmain or its affiliates on the face of the balance sheet and statement of comprehensive income pursuant to Rule 5-02 and Rule 5-03 of
         Regulation S-X, respectively.
 Leo Lu
FirstName
Bitfufu Inc.LastNameLeo Lu
Comapany 10,
November    NameBitfufu
                2022     Inc.
November
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(g) Digital Assets of the Group, page F-42

6. We note your response to prior comment 3 and your revised disclosure that "When an identical digital asset is bought and sold at a price below the Group s current carrying value, this will often serve as an indicator that impairment is more likely than not". Please confirm that your policy complies with ASC 350-30-35-19 that requires an impairment at any time the fair value of the digital asset is below its carrying value. Please advise or revise.
(n) Revenue recognition, page F-44

7.       We note the following statement on page F-44,    If a customer pays
consideration or the
         Group has a right to an amount of consideration that is unconditional, before the Group transfers a good or service to the customer, the Group presents the contract liability when the payment is made, or a receivable is recorded (whichever is
earlier).    Please clarify
         how you have an unconditional right to payment when you have a contract liability.
8. Please revise your accounting policy disclosure to more accurately and consistently describe the promises in your contract, the ASC 606 performance obligation, the consideration specified in your contracts, and the ASC 606 transaction price described in response to prior comment 4. For example, your response to prior comment 4 appears to:
             State either party can terminate at any time. Your disclosure does not appear to state
             this and neither your response nor your disclosure indicates whether termination
             triggers a penalty.
             State that your contracts with your customers explicitly state the amount of hash rate
             you will provide, the service period, and the unit price of service. Your disclosure
             does not appear to state this.
             State that your customer contracts include more than one promised good or service
             and describes them and, that the customer has contracted for a combined output for a
             specified period of time. In contrast, your disclosure appears to describe a number of
             inputs (e.g., hash rate, value-added services, infrastructure, and connectivity) and
             then states the combined output is one of those inputs (i.e., hash rate). More fully
             articulate and identify the promised good and services (which are not distinct) that are
             inputs to the combined output. More clearly articulate the combined output or outputs
             for which the customer has contracted (i.e., the performance obligation). See ASC
             606-10-25-21(a).
             Describe the consideration specified in the contract in    Step 3
(1)    of your response,
             indicating it is a fixed amount. Your disclosure does not appear to state this.
             Describes the forms of settlement in    Step 3 (4). Your
disclosure does not appear to
             state this.
9. Please more fully respond to prior comment 6 as to whether cloud mining services and cloud hosting services are provided to the same customers. If they are, please analyze for us whether under ASC 606 they are required to be combined. See ASC 606-10-25-9.
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FirstName
Bitfufu Inc.LastNameLeo Lu
Comapany 10,
November    NameBitfufu
                2022     Inc.
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10. In response to prior comment 7, you indicate that the Company procures the right to utilize the computing power of mining equipment owned by its suppliers. Please more fully describe this right, including whether the right includes a lease under ASC 842. We
         note your response states in part that the        supplier would
provide certain designated
         miners that together would provide such quantity of computing power. Also, your
         description of inventory risk states in part        while the Company
is controlling the
         mining equipment,
11.      In response to prior comment 7 you refer to         other parties
involved in the delivery of
         hash rate to the Company   s customer, including the mining equipment
suppliers and other
         infrastructure services suppliers,       Please clarify what you mean
by this phrase, identify
         the other parties, and describe their role in providing the combined output for which your customer contracted.
12.      Please clarify what    amount of time provided    in response to prior
comment 8 means and
         its relationship to hash rate provided. Explain why it is an appropriate output given your statement in your response to prior comment 4 that each contract explicitly states the amount of hash rate you will provide and the service period.
13. In order to help us further evaluate responses to prior comments 12 and 13, please provide an accounting analysis for each ASC 606 step supporting your accounting policy for self-
         mining. Include in your analysis, but do not limit it to; the points below and provide proposed revisions to your financial statement accounting policy disclosure responsive to them.
             As it relates to ASC 606 step 1, clarify the basis for your determination of contract
              inception and your consideration of ASC 606-10-25-4. Reconcile your analysis to
              the statements in your disclosure that the Group   s enforceable
right to compensation
              only begins when it provides hash rate to the mining pool operator and the obligation of the mining pool to make payments begins when pool participants contribute hash rate to the mining pool.
             Tell us how you determine contract duration including whether the contract can be
              terminated by either party at any time without penalty. Please explain how you determined that your contracts have a 24-hour term if either party can terminate the contract at any time without penalty. Address whether you have the right under your contract with the pool operator to decide at what point in time and for what duration you will provide computing power, including whether you can start and stop providing computing power during a day. Tell us if you can choose to provide computing power anytime during a day or whether you are required to start providing it at UTC 0:00:00. Describe your evaluation of contract inception and contract duration considered your rights, if any, to determine when to commence and cease providing computing power at will.
             As it relates to ASC 606 step 2, clarify what your performance obligations are and
              how you determined them, including identifying your promises and your evaluation of ASC 606-10-25-14 and -15.
 Leo Lu
FirstName
Bitfufu Inc.LastNameLeo Lu
Comapany 10,
November    NameBitfufu
                2022     Inc.
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FirstName LastName
                As it relates to ASC 606, step 3, clarify whether all consideration is variable and your analysis of ASC 606-10-32-11 and -12, identifying which parts of the FPPS formula create uncertainty. For example, does uncertainty exist in the
(i) actual amount of
              hash rate contributed to the mining pool or (ii) the unit mining output. Also, clarify to
              what the phrase    the hash rate submitted to the mining pool
means in the statement
              in your response,    The actual amount of hash rate contributed
by the pool participant
              is affected by other factors and its effective rate of hash rate, which is calculated as the percentage of hash rate accepted by the mining pool out of the hash rate submitted
              to the mining pool.    For example, is it referring to the hash
rate submitted by the
              Company or the hash rate submitted by other pool participants unrelated to the
              Company.
Hosting services, page F-45

14. Please ensure that statements in your response to prior comment 10 are included in your disclosures. For example, statements included in response 10(B)(3) are not in your disclosure such as your description of variable consideration earned. Lastly, please clarify your statement that "The selling equipment and hosting service are two distinct business lines covered by separate agreements and independent with each other, and are therefore analyzed separately". Please analyze for us whether under ASC 606 they are required to be combined. See ASC 606-10-25-9.
(o) Cost of revenues, page F-47

15. Please revise your cost of revenue accounting policy to clarify how you account for hash rate you purchase from suppliers. Consider whether such arrangements include a lease of an identified asset. In this regard, your response to prior comment 7 references that the
         "supplier would provide certain designated miners" and "suppliers or hosting facility cannot replace them unless due to issues such as malfunction". We note your Major
         Supplier disclosures on page 117 and 118. Ensure that you disclose your commitments to purchase from the supplier (see your response to prior comment 7(2)). Also, tell us and consider the need to modify your Business section to clarify what the Company does with purchased hash rate for which the Company does not have customer subscriptions.

Note 3. Digital Assets, page F-49

16. We note in your responses to prior comments 9 and 15 that you recognize and present an a safeguarding asset and liability and a safeguarding asset on the balance sheet related to those safeguard digital assets and corresponding obligation in accordance with SAB 121 you custody. However, your disclosures suggests that you do control the crypto-assets you custody but also references that you are applying SAB 121 to account for the safeguarding of the crypto-assets. Please address the following related to your disclosure about the application of SAB 121:
             Revise the titles of the SAB 121-related line items on your balance sheet to be clear
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              that the line items relate to a safeguarding liability and safeguarding asset. Your current titling suggests that you recognized the digital assets you custody in your balance sheet.
                Revise the first sentence of Note 4 to clarify the balance represents your safeguarding liability and corresponding safeguarding asset for the digital assets temporarily held
              by the Group on behalf of customers in the Group   s platform.
                Revise Note 4 to clarify that your safeguarding liability and safeguarding asset are measured at fair value each reporting period and remove phrases
such as    based on
              fair value    and    same value.

17. As a follow-up to the preceding comment and in order to help us understand your SAB
         121 conclusion, please provide an accounting analysis that supports your conclusion that you do not have control of the digital assets in your custody. In your analysis, address the material rights and obligations of your customers and you for holding the digital assets in wallets. In your reply, please clarify whether you have the right to pledge, rehypothecate, transfer, or otherwise use the digital assets you hold in custody.
18. In order to help us further evaluate your response to prior comment 18, please more clearly articulate your contractual rights as a verified customer and evaluate them in the context of the definitions of financial asset and intangible asset. Please clarify your statement in response to prior comment no. 18(4) that "Even becoming a verified customer, as declared by Tether, there is still uncertainty about what assets can be obtained from redemptions of USDT, which might lead to different accounting treatment on the USDT". Please clarify what the different accounting treatment will be.
19. We continue to review your response to prior comment 19 and may have further comments.
Note 9. Contract Liabilities, page F-53

20. Please tell us the portion of the prepayment from customer for mining equipment transaction that result in commission revenue recognized by your group. Clarify whether the portion included in this line item is the commission amount to be recognized or the full amount of the equipment to be purchased as an agent. If the latter, consider separately presenting that amount as a deposit liability separate from the contract liability since the deposit will not become future revenue. Similarly, clarify why Company has a prepaid expense for mining machines for instances when the Company is not the principal in purchasing the miners (i.e., sourcing service transactions).
       You may contact Ryan Rohn, Senior Staff Accountant, at (202) 551-3739 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff
Attorney, at (202) 551-3334 or Mitchell Austin, Staff Attorney, at (202) 551-3574 with any other questions.
 Leo Lu
Bitfufu Inc.
November 10, 2022
Page 7




                               Sincerely,
FirstName LastNameLeo Lu
                               Division of Corporation Finance
Comapany NameBitfufu Inc.
                               Office of Technology
November 10, 2022 Page 7
cc:       Andrei Sirabionian
FirstName LastName